Exhibit 99.1

B.O.S RFID and Mobile Division Received an Order for a System to
Manage Artificial Insemination and Breeding of Dairy Cows

RISHON LEZION, Israel, August 5, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of supply chain solutions to enterprises, announced today that its RFID and Mobile Division received an order from Sion Ltd., for a system to manage artificial insemination and breeding of dairy cows. The system is composed of a tablet computer and a tailored software based on Android operating system, and will enable Sion's field team to manage all insemination and breeding records of the cow. The order amounts to approximately $120,000, of which approximately $90,000 expected to be delivered by the Company in 2015.

Sion (www.sion-israel.com/english) is an Israeli leading company for artificial insemination and breeding of dairy cows. Its services include the supply of high quality bulls' semen, genetic consultation, recommendations for breeding procedures, courses and training sessions for acquiring artificial insemination skills.

Mr. Dan Gilad Executive Manager of Sion, stated: "We chose BOS for our crucial artificial insemination system because of its extensive experience in providing varied mobile solutions to automatic data collection by field teams".

Yuval Viner, BOS CEO, stated: “We have been working with Sion for many years and I am very pleased that it has chose BOS once again, to provide its evolving technological needs. Our solution to Sion compliments various other life stock solutions, which we have provided in Israel and abroad."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.